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                                                                    EXHIBIT 99.5

                                [AMB LETTERHEAD]
Dear Fellow Stockholders:

We are pleased to offer you a convenient and economic method of purchasing shares of AMB Property Corporation's common stock and investing all or a portion of your cash dividends in additional shares of common stock through our Dividend Reinvestment and Share Purchase Plan (the "Plan"). The Plan as a comprehensive package of shareholder services. A copy of the Plan Prospectus is enclosed for your review along with the Enrollment Form.

some of the highlights of the Plan are as follows:

o You may purchase additional shares of common stock, by automatically reinvesting all or a portion of your cash dividends in common stock through the Plan.

o You may purchase shares of common stock by making optional cash purchases of $500 to $5,000 in any calendar month.

o You may purchase shares of stock in excess of $5,000 in any calendar month with our prior written consent through our Waiver Discount Program.

o We may offer a discount of up to 5% determined by us from time to time on newly issued shares of common stock.

o You may deposit your common stock certificates for safekeeping with the Plan Administrator.

If you after reading the enclosed prospectus you would like to enroll, please complete the Enrollment Form as indicated and return it in the enclosed envelope to the Plan Administrator.

If you have any questions regarding the Plan please contact EquiServe at 1-800-331-9474 or AMB's Investor Relations line at 877-285-3111 (toll free). We hope that you find the features offered in this Plan interesting and thank you for your continued support of AMB Property Corporation.


Sincerely


/s/ CHRISTINE G. SCHADLICH
--------------------------
Christine G. Schadlich
Vice President, Investor Relations and Corporate Communication